FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2007

Commission File No. 000-49760

BROCKTON CAPITAL CORP.

(Translation of registrant's name into English)

Suite 403, 850 West Hastings Street, Vancouver, British Columbia, Canada V6C 1E1

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

JANUARY 3, 2007

NEWS RELEASE

BROCKTON CAPITAL CORP.

SIGNS LETTER OF INTENT FOR A KENTUCKY

NON-CONVENTIONAL OIL PROSPECT

BROCKTON CAPITAL CORP. (the "Company" or “Brockton”) (OTC BB: BKCOF), January 3, 2007 Calgary, Alberta.

The Company is pleased to announce that Brockton has executed a Letter of Intent to acquire a significant tar sands prospect in the state of Kentucky. This is in addition to the three non-conventional oil prospects recently announced on December 21, 2006.

The Letter of Intent, dated January 2, 2007, contemplates Brockton entering into an Acquisition Agreement to acquire 100% of the Membership Units of Kentucky Reserves, LLC, subject to due diligence, in consideration for US$3,000,000 in cash and 5,000,000 common shares of Brockton. At closing, this will result in Brockton earning a 62.5% interest in the shallow rights (being all tar sands formations to the base of the Beech Creek limestone formation, including the Caseyville, Tar Springs, Hardinsburg and Big Clifty sandstones) under oil and gas mineral leases covering approximately 25,500 acres in Edmonson, Warren and Butler counties, Kentucky. The closing date is to occur as soon as reasonably possible after the receipt of all necessary approvals, but in any event no later than March 31, 2007. In conjunction with this Letter of Intent, Brockton will also assume responsibility for a work program covering the first US$15,000,000 of exploration, testing and development expenditures on the Kentucky Tar Sands Prospect to be completed within 30 months. Should Brockton not complete the work program within the 30-month period, the Company will be subject to a 37.5% penalty on the balance due on the work program.

For further information, please contact:

Brad Kitchen at 604.737.1015;

bkitchen@shaw.ca

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) “George Stapleton, II”

George T. Stapleton, II

President & Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROCKTON CAPITAL CORP.

/s/ Brad Kitchen

Brad Kitchen

Director

Date: February 16, 2007

CW1074457.1